

March 21, 2023

Kelsey Leigh Ramsden
Chief Executive Officer
Atelier Meats Corp.
666 Burrard Street, Unit 500
Vancouver British Columbia V6C3P6

> **Re: Atelier Meats Corp.**
>   **Offering Statement on Form 1-A**
>   **Filed March 13, 2023**
>   **CIK No. 0001968237**

Dear Kelsey Leigh Ramsden:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically:

- We note that the financial statements as of May 31, 2022 and for the period from incorporation on November 5, 2021 to May 31, 2022 have been audited in accordance with Canadian generally accepted auditing standards. Please refer to Part F/S (c)(iii) of Form 1-A and revise the filing to include financial statements that have been audited in accordance with either U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States). Also, have your auditor include a report that complies with Rule 2-02 of Regulation S-X.

- We note your disclosure on page 5 and other sections of the filing that the company was incorporated on March 13, 2018. This appears inconsistent with disclosures in Management's Discussion and Analysis and your financial statements that indicate that the company was incorporated on November 5, 2021. Please revise the filing to eliminate this inconsistency throughout, or advise us.

- To the extent that you were incorporated on March 13, 2018, please tell us why it is appropriate to provide financial statements beginning at November 5, 2021. Tell us how you have complied with the requirements of Part F/S (b)(3)(B) of Form 1-A which require you to include a balance sheet as of the two most recently completed fiscal year ends and an interim balance sheet as of a date no earlier than six months after the most recently completed fiscal year end and statements of comprehensive income, cash flows, and changes in stockholders' equity for each of these periods.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing